SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 9, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

9 August 2022

SMITH & NEPHEW PLC
(the "Company")

APPLICATION FOR BLOCK LISTING

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 620,000 ordinary shares ("Shares") of $0.20 each to trade on The London Stock Exchange and to be admitted to The Official List, with an expected admission date of 12 August 2022. The Shares shall rank equally with the existing issued Shares of the Company.

The block listing consists of ordinary shares to be issued under the following plans:

●
150,000 for the 2012 UK ShareSave Plan
●
150,000 for the 2012 International ShareSave Plan
●
150,000 for the 2022 UK ShareSave Plan
●
150,000 for the 2022 International ShareSave Plan
●
20,000 for the Global Share Plan 2010

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 9, 2022

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary